Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 T +1 212 918 3000 F +1 212 918 3100 www.hoganlovells.com

December 2, 2014

William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Office Depot, Inc. Form 10-K for Fiscal Year Ended December 28, 2013 Filed February 25, 2014 Form 10-Q for Fiscal Quarter Ended September 27, 2014 Filed November 4, 2014 File No. 1-10948

Dear Mr. Thompson:

On behalf of Office Depot, Inc. (the “Company”), set forth below is the response of the Company to the Staff’s letter of comment dated November 18, 2014 relating to the above referenced filings. For your convenience, each of the Staff’s comments is repeated below in italics immediately preceding the Company’s response.

Note 11. Commitments and Contingencies, page 20

Legal Matters, page 20

1.	We note you recorded an $80 million increase to the legal accrual for State of California et al., ex rel. David Sherwin v. Office Depot during the fiscal quarter ended June 28, 2014. We also note the disclosure within your Form 10-Q for the first fiscal quarter ended March 29, 2014 that you anticipate the plaintiffs’ settlement demands in the mediation to include monetary compensation at levels that would, if paid, have a material adverse effect on your results of operations and cash flows. Given the timing of the accrual in relation to the disclosure preceding the accrual, please tell us in detail the efforts that were undertaken at the end of fiscal 2013 and at the end of the first fiscal quarter of 2014 to estimate a range of reasonably possible loss in excess of amounts accrued related to this matter. In this regard, we note that leading up to the additional $80 million accrual in the second quarter, no quantitative disclosures were provided regarding the magnitude of potential losses on this matter.

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William H. Thompson Division of Corporation Finance	- 2 -	December 2, 2014

Response:

The Company undertakes a review process on a quarterly basis that examines the status of pending legal matters and attempts to estimate, if possible, a range of reasonably possible loss. Specifically, internal counsel is responsible for identifying and supervising legal matters affecting the Company. Internal counsel communicates to the Finance Department any legal matters that have a reasonable possibility of loss for the Company which would require payment by the Company of at least a threshold amount for settlement or other resolution. Prior to each quarter-end, the Finance Department coordinates a legal status meeting with members of the Legal Department and other Company representatives to assess the status of any ongoing legal matters. At this meeting, the status of all significant legal contingencies are reviewed and supervising in-house attorneys update the group on the status of each matter and highlight any material developments since the last meeting. If at this point it is determined that a loss is probable or reasonably possible, the specific facts of the legal matter are discussed, focusing on the “probability” of a loss and whether the facts are sufficient at that time to establish a “reasonable estimate” of a loss or range of loss. In order to determine this, the group evaluates numerous factors such as those described in ASC 450-20-55-12 as well as other similar matters that could be considered precedent for that particular matter. If necessary, input may also be sought from external counsel as to the most likely range of possibilities that should be considered in establishing an accrual or making a disclosure.

Any legal matters which are under development at the time of the Company’s quarterly status meeting, or which are known to have significant milestones that occur after the status meeting, are monitored closely by Finance and Legal Department management to ensure any material changes are appropriately addressed prior to the filing of the Company’s financial statements.

Specifically, the Finance and Legal Departments closely monitored State of California et al., ex rel. David Sherwin v. Office Depot (the “Sherwin Matter”) and provided periodic updates to the Company’s Audit Committee and the Board of Directors. In the course of its review, the Company’s Audit Committee retained independent counsel to provide advice on disclosure of the qui tam litigation. The Company also reviewed its disclosure with outside counsel.

The Sherwin Matter was filed in the Superior Court of the State of California, Los Angeles County on March 20, 2009 and unsealed on October 16, 2012. Prior to the unsealing, the Company and the plaintiffs had participated in a preliminary, non-binding mediation to attempt to resolve the matter (the “2012 Mediation”). However, during the 2012 Mediation, it was apparent that the parties were far apart in their respective views on the case. The Company believed that the plaintiffs’ assessment of their damages was grossly excessive and that it was improbable that the matter would be resolved for the amounts asserted by the plaintiffs. Furthermore, at that early stage in the Sherwin Matter, a number of motions could have substantially changed how the case was viewed by the plaintiffs and the court. Given these factors, the Company determined that it could not reasonably estimate the Company’s potential liability in the matter. Further, the Company believed the plaintiffs’ claims were so excessive that, combined with arguments pending with the court, disclosure of any possible range would be misleading to users of the financial statements. That uncertainty in the reasonably possible loss that may be incurred in the litigation continued throughout fiscal year 2013.

William H. Thompson Division of Corporation Finance	- 3 -	December 2, 2014

At the end of fiscal 2013, as disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 28, 2013 (the “2013 Form 10-K”), the Company believed that it made adequate provisions for probable losses on one claim in the matters raised by the Sherwin Matter and, consistent with accounting literature, did not disclose the amount because “such amounts are not material.” The Company also noted in the 2013 Form 10-K that “in light of the early stages of the other claims and the inherent uncertainty of litigation, the Company is unable to reasonably determine the full effect of the potential liability in the matter.” Management’s intent with this disclosure was to comply with ASC 450-20-50-4(b) and indicate that the remaining claims in the matter were so uncertain that an estimate of the reasonably possible range of loss could not be made at that time.

Similarly, the Company was not able to provide an estimate of the range of reasonably possible losses associated with the Sherwin Matter at the end of the first quarter of 2014. As disclosed in the Company’s Form 10-Q for the fiscal quarter ended March 29, 2014 (the “Q1 2014 Form 10-Q”), “[a]n estimate of the range of reasonably possible losses associated with such claims cannot be made at this time because whether plaintiffs recover such damages and the amount of such recovery may be significantly impacted by court rulings on anticipated motions and other prospective events in the litigation.” The Company disclosed in the Q1 2014 Form 10-Q that “a non-binding, voluntary mediation was scheduled for the second quarter of fiscal 2014” (the “2014 Mediation”) and that if the Company determines to pursue a settlement at the 2014 Mediation, the Company may accrue an additional reserve. In the event that the plaintiffs’ settlement demands at the 2014 Mediation were similar to those made at the 2012 Mediation, the Company provided disclosure that indicated that “[p]laintiffs’ settlement demands in the [2014 Mediation] will include monetary compensation at levels that would, if paid, have a material adverse effect on [the Company’s] results of operations and cash flows.” Management continued to believe at that time that the plaintiffs’ settlement demands were grossly excessive and not a basis for providing an estimate of the range of reasonably possible losses associated with the Sherwin Matter.

2.	We note the incremental accrual of $80 million was based on a non-binding, voluntary mediation in which the Company negotiated a “potential” settlement to resolve the matter and that the parties continue to work to resolve the matter. In light of these disclosures, please tell us how you have complied with the disclosure requirement in ASC 450-20-50-4 to either disclose an estimate of the possible loss or range of loss in excess of amounts accrued, or provide a statement that such an estimate cannot be made.

Response:

The Company respectfully submits to the Staff that it has complied with the disclosure requirement in ASC 450-20-50-4 by disclosing the incremental legal accrual of $80 million in the Company’s Form 10-Q for the fiscal quarter ended June 28, 2014 (the “Q2 2014 Form 10-Q”). During the 2014 Mediation which is referenced in the Q2 2014 Form 10-Q, the potential settlement amount was heavily negotiated between the parties. Finally, the mediator (rather than any of the parties) proposed an amount that the Company and the plaintiffs’ representatives agreed upon, subject to formal approval by the governing boards of those plaintiffs that are political subdivisions. The potential settlement also remained subject to final approval by the court.

William H. Thompson Division of Corporation Finance	- 4 -	December 2, 2014

While it was not possible to accurately predict or determine the eventual outcome of the settlement negotiations, the Company determined in the second quarter of fiscal 2014 that as a result of the non-binding mediation and the potential settlement offer, the Company should record an $80 million incremental increase to the legal accrual in the second quarter of 2014. That incremental accrual was considered to be the probable liability necessary to resolve this matter. As disclosed in the Q2 2014 Form 10-Q, the Company “negotiated a potential settlement to resolve the matter for payments of approximately $68 million to the plaintiffs and approximately $9 million in attorneys’ fees… [However,] there can be no assurance that the settlement will be reached at all or on the terms proposed.” This language was intended to provide clarity that additional actions outside the control of either the Company or plaintiffs’ representatives would follow before the matter would be settled. However, that language was not intended to indicate that there was a reasonably possible range of loss above the amount accrued. The Company disclosed the $80 million estimate of probable loss in accordance with ASC 450-20-50-4 (b).

On November 18, 2014, the court held a hearing on the proposed settlement, at which it indicated that it would issue an order approving the settlement and dismissing the case. To that end, the Company expects that the parties soon will submit to the court a fully executed settlement agreement, along with proposed orders resolving the Sherwin Matter.

Enclosed with this letter is a letter from the Company acknowledging its responsibilities with respect to the disclosure. If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (212) 918-8270.

Sincerely,

/s/ Amy Bowerman Freed
Amy Bowerman Freed
Hogan Lovells US LLP

December 2, 2014

CORRESPONDENCE FILED VIA EDGAR

Mr. William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Office Depot, Inc. Form 10-K for Fiscal Year Ended December 28, 2013 Filed February 25, 2014 Form 10-Q for Fiscal Quarter Ended September 27, 2014 Filed November 4, 2014 File No. 1-10948

Dear Mr. Thompson:

In connection with responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in a letter dated November 18, 2014 with respect to the above-referenced filings, Office Depot, Inc. (the “Company”) hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact the undersigned at (561) 438-2400 or Kim Moehler, Sr. Vice President and Controller at (561) 438-7364.

Sincerely,

/s/ Stephen E. Hare
Stephen E. Hare
Executive Vice President and Chief Financial Officer